Exhibit 99-1

SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

BULLETIN N° 188 / 2004

DATE: 08/ 16/ 2004

CRUDE OIL PRODUCTION INCREASED BY 1.7 PER CENT IN THE PERIOD FROM JANUARY TO JULY 2004

•	PEMEX produces 3,396 thousand barrels of crude oil and 4.565 billion cubic feet of gas per day
•	The Campeche Sound remains the principal producing region of crude oil and gas of the country

        Until last July, the production of crude oil averaged a volume of 3,396 thousand barrels per day in the Maya, Isthmus and Olmeca types of crude oil, which represented a 1.7 per cent increase from the volume registered during the first seven months of 2003.

        Petróleos Mexicanos attained this increase as a result of the extraction of a greater volume of Maya, a heavy crude oil, with an average of 2,469 thousand barrels per day during the period of January-July of this year, an amount 3.8 per cent greater than the amount reported during the same period of 2003.

        According to the Oil Indicators of July 2004, PEMEX also increased production of the light crude oil Isthmus, from an average of 516 thousand barrels per day between January and July, 2003 to an average of 796 thousand barrels per day during the same period of this year, while the extraction of the extra-light crude oil Olmeca reached 132 thousand barrels per day.

        The southwest and northeast marine regions of the Campeche Sound increased by 2.3 per cent their production of crude oil, at the end of the period from January to June of this year, compared to the same months of 2003, with a volume of 2,843 thousand barrels per day. This amount represented 83.7 per cent of the total domestic production.

        On the other hand, the Southern Region produced 473 thousand barrels of crude oil per day, which represented 13.9 per cent of the domestic production, while the remaining 2.4 per cent came from the Northern Region, with 80 thousand barrels per day.

        During the first seven months of 2004, PEMEX also extracted an average of 4.565 billion cubic feet of natural gas, a volume 2.5 per cent greater than the amount obtained last year during the same period.

        It should be highlighted that the Northern Region of the country increased its natural gas production by 14 per cent between both periods, averaging a volume of 1.493 billion cubic feet per day during the first seven months of 2004.

        Petróleos Mexicanos increased by 3.4 per cent the extraction of natural gas in the marine producing regions of the Campeche Sound, increasing production from a volume of 1.503 billion cubic feet per day during the period from January to July 2003, to an average of 1.554 billion cubic feet per day during the same period of this year. Meanwhile, the Southern Region produced 1.517 billion cubic feet per day of this hydrocarbon.

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